UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Underwriting Agreement

On April 24, 2014, Tsakos Energy Navigation Limited (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, UBS Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein, pursuant to which the Company has agreed to sell an aggregate of 11,000,000 common shares of the Company, par value $1.00 per share (“Common Shares”), and granted an option to purchase an additional 1,650,000 Common Shares exercisable within 30 days thereafter. The offering is expected to close on or about April 29, 2014.

The offered shares will be issued pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-184042) (the “Registration Statement”). The Company has filed a prospectus supplement, dated April 24, 2014, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the 11,000,000 Common Shares, as well as the 1,650,000 additional Common Shares issuable if the underwriters exercise their option to purchase additional shares in full.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Legal Opinions

In connection with the issuance of the offered shares described above, the Company received an opinion of its Bermuda counsel, Conyers Dill & Pearman Limited, which is filed as Exhibit 5.1 hereto and an opinion of its U.S. legal counsel, Morgan, Lewis & Bockius LLP, which is filed as Exhibit 5.2 hereto.

The foregoing description is qualified in its entirety by reference to the opinions of Conyers Dill & Pearman Limited and Morgan, Lewis & Bockius LLP, copies of which are included as Exhibits 5.1 and 5.2, respectively, to this Current Report on Form 6-K and are incorporated by reference herein.

This Current Report on Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3, as amended (File No. 333-184042), to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Underwriting Agreement dated April 24, 2014

5.1	Opinion of Conyers Dill & Pearman Limited

5.2	Opinion of Morgan, Lewis & Bockius LLP

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2014

TSAKOS ENERGY NAVIGATION LIMITED

	By:	/s/ Nikolas P. Tsakos
Nikolas P. Tsakos
President and Chief Executive Officer